Burns, Figa & Will, P.C. Suite 1000, 640 South Fiddler’s Green Circle Greenwood Village, CO 80111 303-796-2626 Fax: 303-796-2777

April 7, 2009

Via EDGAR H. Roger Schwall, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Aspen Exploration Corporation Preliminary Schedule 14A, Filed March 6, 2009 File No. 0-09494

Dear Mr. Schwall:

     On behalf of our client, Aspen Exploration Corporation (“Aspen” or the “Company”), set forth below is the Company’s response to the Securities and Exchange Commission (the “SEC”) comments provided in your letter, dated March 27, 2009 regarding the Preliminary Proxy Statement on Schedule 14A filed by Aspen on March 6, 2009 (the “Proxy Statement”). We have also attached a statement from Aspen’s Chief Executive Officer as requested on page 3 of your comment letter.

Preliminary Schedule 14A Filed March 6, 2009

General

Comment 1.	If financing is not assured for the proposed sale, provide the disclosure Item
14(c)(1) of Schedule 14A requires. See Instruction 2(a) to Item 14.

Response: Venoco disclosed in its annual report on Form 10-K for the year ended December 31, 2008 that it had, as of March 2, 2009, cash on hand of approximately $37 million, and an effective borrowing base under its revolving credit facility of

H. Roger Schwall, Esq. Assistant Director Securities and Exchange Commission April 7, 2009 Page 2

approximately $119 million, with approximately $6 million drawn under the facility. Venoco has informed us that it has, as of April 3, 2009, no additional amounts drawn under the facility. Accordingly, the liquidity available to Venoco greatly exceeds the maximum purchase price for the assets of approximately $25 million. Moreover, Venoco’s obligation to complete the transaction is not subject to any “financing out” or similar condition. For these reasons, we do not believe that the disclosure contemplated by Item 14(c)(1) of Schedule 14A is required. Additionally, Aspen has added language to the “Summary of the Term Sheet – Parties” (Page 6) that reads as follows:

It is important to note that Venoco’s obligations to complete the Asset Sale are not dependent on financing. Venoco has advised Aspen that it has sufficient financial capability to complete the Asset Sale. Venoco is a publicly reporting company, and information about Venoco can be obtained on its website, www.venocoinc.com.

Comment 2.	Provide clear and consistent disclosure regarding your plans after the sale is consummated. At page 13, you suggest that you would likely focus on seeking business opportunities in the natural resources industry, but at page 21, you suggest that you may distribute a dividend or consider opportunities “in the natural resources industry or other industries.”

Response: We believe that the revised Proxy Statement meets the requirements of this comment. Should the sale of the Assets be completed, Aspen intends to distribute substantially all of the net, after-tax proceeds from the sale to its stockholders and then use its remaining resources to consider other opportunities in the natural resources industry, which may include an acquisition of assets or business operations or a merger or other business combination. In accordance with a stockholder request received, Aspen also intends to propose the possibility of dissolution as an alternative for its stockholders’ to consider at its annual meeting of stockholders the Company plans to hold in late October or November 2009 (subject to document preparation and regulatory review). Aspen has revised the Proxy Statement to clarify its current plans after the sale is consummated and has attempted to describe these plans consistently throughout the Proxy Statement. For example, see the description on page 8 and the similar description on pages 9, 12, and 23.

Comment 3.	Revise the proxy statement to disclose prominently in the first part of the the proceeds are used and (2) that you are considering changing your line of business altogether.

Response: Aspen has revised the Proxy Statement to disclose that Aspen’s stockholders will not have the opportunity to vote on how the proceeds of the sale will be used by Aspen

H. Roger Schwall, Esq. Assistant Director Securities and Exchange Commission April 7, 2009 Page 3

(see pages 7 and 13). Further, when describing Aspen’s plans after the sale is completed the Proxy Statement has been revised to state that depending on if Aspen is able to identify and act on a business opportunity Aspen’s line of business could change after the completion of the asset sale. The intention to seek stockholder vote on the possibility of dissolution is also disclosed.

Comment 4.	We note your statement on page 10 that “Our interests in the Assets comprise substantially all of our assets.” Please revise your form of proxy to make this clear and to disclose the percentage of your assets that you are selling. Also highlight it for the reader earlier in the document, for example in the Notice of Special Meeting and on the first page of the Proxy Statement.

Response: The Proxy Statement as revised discloses that the sale of the Company’s California oil and gas interests to Venoco currently constitutes substantially all of the Company’s non-cash assets. Aspen’s only other non-cash asset is its interest in an Alaskan gold exploration prospect which has no value on Aspen’s balance sheet and is not considered to be significant. This disclosure has been included throughout the Proxy Statement, including in the Notice of the Special Meeting (see pages 7 and 11).

Comment 5.	Please add pro forma financial statements as required by Article 8 of
Regulation S-X, or explain to us why you believe that no pro forma financial statements are required. We may have further comments after reviewing your response.

Response: The Proxy Statement as revised includes pro forma financial statements.

Comment 6.	Please ensure that you complete the blanks in your filing, including but not limited to the missing information on page 17 under the heading
“Information About the Initial Sellers and Additional Sellers.”

Response: The blanks in the Proxy Statement, including those that were included under the heading, “Information About the Initial Sellers and Additional Sellers” have been completed. The meeting date has been established, and the meeting location will be completed when it has been finally determined.

Comment 7.	Provide the disclosure required by Item 5 of Schedule 14A earlier in the document to provide appropriate emphasis due to the particular circumstances in this case. Also describe in necessary detail how the purchase price was agreed to be allocated among the selling parties, and discuss the role of the

H. Roger Schwall, Esq. Assistant Director Securities and Exchange Commission April 7, 2009 Page 4

interested parties in negotiating the terms for each portion of the transaction that relates to Aspen. Explain whether other parties will be receiving (1) the same amount as; (2) more than; or (3) less than Aspen for each percentage interest it is selling.

Response: The revised Proxy Statement includes a new section entitled “Interests of Aspen Affiliates in the Asset Sale” (page 15) which describes the interests of three of Aspen’s four directors in the assets and the transaction. Further, this section describes the manner in which the purchase price was allocated among various oil and gas properties that comprise the assets, and that each seller will be paid their proportionate share of the purchase price depending on each seller’s ownership in each given oil and gas property that is a part of the assets. Aspen’s affiliates that own interests in the assets outside of their capacity as Aspen directors will be paid on the same terms as each other seller being an amount based on each of their respective proportionate ownership interest in the various oil and gas properties that constitute the assets less the estimated costs of the transaction, and subject to contractual adjustments (which will be applied to all sellers proportionately to their interest). Additionally, the disclosure regarding the potential conflict of interest of the directors in negotiating and participating in the transaction is described elsewhere in the Proxy Statement (see page 23).

Form 8-K Filed February 19, 2009

Comment 8:	Please explain why you have omitted Exhibit C to the Purchase and Sale
Agreement from the materials that you filed as exhibits to your Form 8-K filed
February 19, 2009, and confirm to us that you have filed all material portions of the Purchase and Sale Agreement and its Annexes, Exhibits and Schedules.
We may have further comments after reviewing your response.

Response: Aspen believes that it has filed all material portions of the Purchase and Sale Agreement and its Annexes, Exhibits and Schedules with the Form 8-K filed on February 19, 2009. Exhibit C to the Purchase and Sale Agreement is a list that sets forth the allocation of the total purchase price for the assets among the different oil and gas properties that comprise the assets. It also sets forth ownership interests of various persons and entities that own interests in the assets being acquired by Venoco and the total amount of the purchase price being allocated to each person or entity. Aspen did not include Exhibit C with the Form 8-K because it believes that the exhibit contains private information about the various persons and entities that have interests in the assets being sold to Venoco. None of those persons have specifically consented to disclosure, and not all of those persons have agreed to participate in the transaction.

H. Roger Schwall, Esq. Assistant Director Securities and Exchange Commission April 7, 2009 Page 5

Moreover, Aspen determined that the only material information from Exhibit C is the interest of the Aspen affiliates in the Asset Sale other than directly through Aspen as stockholders. We have set this information forth in detail in the proxy statement in several places, and previously in the Form 8-K (although in a more general form). Consequently, Aspen does not believe the balance of the information included in Exhibit C is material.

     We hope we have adequately addressed your comments. Please contact me or Peter F. Waltz, Esq. at 303-796-2626 if you need more information.

Very truly yours,

/s/ Herrick K. Lidstone

Herrick K. Lidstone Jr.
For the Firm

cc:    Aspen Exploration Corporation